Le@p Technology, Inc.

5601 N. Dixie Highway, Suite 411

Fort Lauderdale, Florida 33334

Telephone (954)771-1772

August 19, 2008

Howard Efron, Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Le@P Technology, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed March 19, 2008
File No. 0-05667

Dear Mr. Efron:

This letter sets forth the response of Le@P Technology, Inc. (the “Company”) to the staff of the Division of Corporation Finance’s (the “Staff”) additional comment on the above-referenced filing. This comment was transmitted to us by a facsimile letter dated August 15, 2008. Our response is set forth below, and for ease of reference, we have repeated the Staff’s comment in italics.

Comment from Staff:

Form 10-KSB for the fiscal year ended December 31, 2007

“We note from your response letter that management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year and that management’s position is that disclosure controls and procedures were not impacted by the failure to complete the report on internal control over financial reporting for inclusion in the annual filing. We are unable to agree with your position that failure to include such disclosure in your annual filing is simply an inadvertent omission. As such, please amend your Form 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.”

RESPONSE:

We plan to file an amendment on Form 10-KSB/A for the purpose of providing corrected information concerning our Disclosure Controls and Procedures under Item 8A(T) as follows:

Item 8A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As required by Rule 13a-15(b) under the Exchange Act, management of the Company, under the direction of the Company’s chief Executive Officer and Acting Principal Financial Officer, reviewed and performed an evaluation of the effectiveness of design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2007. Based on that review and evaluation, the Chief Executive Officer and Acting Principal Financial Officer, along with the management of the Company, have determined that as of December 31, 2007, the disclosure controls and procedures were not effective due to an inadvertent failure to include our Management’s Annual Report On Internal Control Over Financial Reporting in our annual report on Form 10-KSB for the year ended December 31, 2007. As of the date of this amended report, the Company has taken the following steps to address this issue:

•	Before each report is filed, management of the Company will review the SEC’s website, www.sec.gov, in an effort to determine any recent changes in the rules affecting our disclosure obligations; and
•

As each report is prepared, we will discuss with our independent consultants who assist us in the review of the SEC reports and financial statements included within the reports whether they are aware of any recent changes in the rules affecting our disclosure obligations.

The Company plans to file an amendment on Form 10-KSB/A, when we receive your confirmation that our responses are acceptable.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will await your response before filing the Form 10-KSB/A. If you have any additional questions or comments, please contact me directly at (954)771-1772, ext. 214.

Sincerely,
/s/ Mary Thomas
Mary Thomas Acting Principal Financial Officer